April 6, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Pacific Coast Energy Company LP
Pacific Coast Oil Trust
Registration Statement on Form S-1
File Nos. 333-178928 and 333-178928-01
Filed January 6, 2012, as amended on February 10, 2012, February 17, 2012,
March 16, 2012 and April 6, 2012

Ladies and Gentlemen:

In regard to the above-referenced Registration Statement (the “Registration Statement”) of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), relating to the Trust’s proposed initial public offering of trust units (the “Offering”), the Registrants submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. The Registrants have revised the Registration Statement to include the price range of the Offering and the use of proceeds by PCEC and to update certain other pages. The revised pages of the Registration Statement are included in the attached file. The Registrants will pay an additional fee to reflect any increase in the maximum aggregate offering size when filing a subsequent amendment.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler

of LATHAM & WATKINS LLP

cc:	Randall H. Breitenbach, Chief Executive Officer

Halbert S. Washburn, President

James G. Jackson, Executive Vice President and

Chief Financial Officer

Gregory C. Brown, Executive Vice President and

General Counsel

Gerald M. Spedale, Baker Botts L.L.P.

Thomas Adkins, Bracewell & Giuliani LLP

Heather Horn, PricewaterhouseCoopers LLP

1